News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 3, 2025

Tunnel Authorizations for Seabridge's KSM Project

Challenged Again by Tudor Gold

Toronto, Canada … Seabridge Gold Inc. (TSX: SEA; NYSE: SA) ("Seabridge" or the "Company") announced today that Tudor Gold Corp. ("Tudor") has filed a Notice of Civil Claim (the "Action") in the Supreme Court of British Columbia against the Province of British Columbia (the "Province") principally challenging the legal effect of the conditional mineral reserve (the "Reserve") requiring Tudor not to "obstruct, endanger or interfere with, the construction, operation or maintenance of" the KSM Project's Mitchell Treaty Tunnels ("MTT"). The Action also alleges misrepresentation by the Province in respect of the Tudor's rights as mineral claims holder, that the Reserve amounts to an expropriation by the Province of Tudor's mineral claims through which the Reserve passes (the "Treaty Project Claims"), and that the Province does not have the authority to grant Seabridge rights to use areas within the Treaty Project Claims, amongst other things. Tudor's claim that the Reserve amounts to expropriation is based on Tudor's statement that the MTT would sterilize the presumed economic benefits of the Treaty Project Claims. Tudor is principally seeking a court declaration that the Reserve doesn't apply to it, or that the Reserve and all other authorizations for activities on the Treaty Project Claims relating to the KSM Project exceed the Province's authority, and in the alternative, for an award of compensation for expropriation or for damages for misrepresentation.

The Action is separate from the appeal of the decision of the Chief Gold Commissioner brought by Tudor earlier this year and announced by Seabridge on July 14, 2025.

The MTT are the two 23 km long parallel tunnels planned to connect the east and west sides of the KSM Project Mine Site. Approximately 12.5 km of the MTT route passes through the Treaty Creek Claims.

The Action relies heavily on a statement made by the Province in 2012 that the Reserve did not apply to the existing holder of the Treaty Project Claims, despite that statement being superseded by a statement made by the Province in 2014, in connection with the amendment of the Reserve, that the amended Reserve did apply to the existing holder of the Treaty Project Claims.  It also relies on a claim by Tudor to "property rights", which is inconsistent with the Mineral Tenure Act.  To succeed, Tudor also needs to address the fact that the Reserve has applied to the existing holders of the Treaty Project Claims since 2014 but has not been challenged during the following 11 years and the fact that the Reserve was in place when Tudor first acquired an interest in the Treaty Project Claims in 2016.

"We are confident that the Province has acted within the law and that the various authorizations for the MTT are appropriate and reliable. This latest action is one of a number of legal challenges Tudor has made over the years opposing our MTT rights. In every instance, the BC government has reconfirmed our approvals and our understanding of the legal aspects of these matters. If Tudor were to be successful in certain of its claims, it could have consequences for the KSM Project, " said Seabridge's Chair and CEO, Rudi Fronk.  "While this Action proceeds, we will continue to advance our current plans for the KSM Project for the benefit of our shareholders, local communities and the First Nations who have so strongly supported our progress."

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category, please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the Province having acted within the law and its various authorizations for the MTT being appropriate and reliable.

All forward-looking statements are based on Seabridge's or its advisors' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the court finds Tudor's arguments not to be weak; and (ii) the court decides that the Reserve does not apply to Tudor, and (ii) that the court allows the appeal, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD,

"Rudi Fronk"

Chairman & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com